Management's Discussion and Analysis

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 (All amounts are in USD with tabular amounts in thousands of USD)

Cautionary Note
Forward-Looking Information
This MD&A contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, business operations and financial performance and condition. Forward-looking statements relate, but are not limited, to: the planned exploration, development and mining activities and expenditures of the Company, including estimated production, cash costs, all-in sustaining costs, and capital expenditures, the future cash flows from operations, net debt and financial results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of economic studies on the Company's projects, including cash flows, revenue potential, development, capital and operating expenditures, development costs and timing thereof, extraction rates, production, life of mine projections and cost estimates; magnitude or quality of mineral deposits; anticipated advancement of permitting, optimization and the mine plans for the Company's projects, as applicable; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; anticipated advancement of the Company's projects and future exploration prospects; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; relationships with local communities; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of the Company's projects; future growth potential of the Company's projects; and future development plans. Forward-looking statements are often identified by the use of words such as “may”, “will”, “could”, “would”, “anticipate”, ‘believe”, “expect”, “intend”, “potential”, “estimate”, “budget”, “scheduled”, “plans”, “planned”, “forecasts”, “goals” and similar expressions.
Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company's abilities to complete its planned exploration and development programs; the absence of adverse conditions at the Company's projects; satisfying ongoing covenants under the Company's loan facilities; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Company's projects economic, as applicable; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. This list in not exhaustive of the factors that may affect any of the Company's forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions and have attempted to identify important factors that could cause actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in the Company's Annual Information Form dated March 26, 2025 for the fiscal year ended December 31, 2024, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and on the EDGAR issuer profile for the Company at www.sec.gov.
Investors are cautioned not to put undue reliance on forward-looking statements. The forward looking-statements contained herein are made as of the date of this MD&A and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 (All amounts are in USD with tabular amounts in thousands of USD)
of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.
Cautionary Note to U.S. Investors
This MD&A includes Mineral Resource and Reserve classification terms that comply with reporting standards in Canada and the Mineral Resource and Reserve estimates are made in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this MD&A has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and information contained in this MD&A may not be comparable to similar information disclosed by domestic United States companies subject to the SEC’s reporting and disclosure requirements.
Qualified Person
Technical information contained in this MD&A has been reviewed and approved by Gregory Robinson, P.E., SME Registered Member, and General Manager of Florida Canyon, who is a Qualified Person as defined by NI 43-101.

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 (All amounts are in USD with tabular amounts in thousands of USD)

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 (All amounts are in USD with tabular amounts in thousands of USD)

1. Introduction
This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Integra Resources Corp. (“Integra”, “we”, “our” or the “Company”), our liquidity, capital resources, and operational and financial performance as at, and for the three and nine months ended September 30, 2025, in comparison to the corresponding prior-year periods.
This MD&A should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and notes (the "Financial Statements"), prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements under International Accounting Standard 34 Interim Financial Reporting (“IAS 34”), for the three and nine months ended September 30, 2025.
This MD&A should also be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2024 (the “2024 Annual Financial Statements”), related annual MD&A, Form 40-F/Annual Information Form, and other continuous disclosure materials available on our website at www.Integraresources.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, as applicable (for avoidance of doubt, unless specifically noted, no items from these or other websites mentioned in this MD&A are incorporated by reference).
All amounts in this MD&A and the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2025 are presented in United States dollars (“USD”) unless identified otherwise.
The following are other abbreviations used throughout this MD&A: Au (gold), oz (ounces), gpt (grams per tonne), kt (kilotonne or thousands of tonnes), M tonnes (megatonnes or millions of tonnes), km (kilometres), and tpd (tonnes per day).
The effective date of this MD&A is November 12, 2025.
Non-GAAP Financial Measures
This MD&A refers to various non-GAAP measures which are used by the Company to manage and evaluate operating performance at the Company's Florida Canyon Mine and though widely reported in the mining industry as benchmarks for performance, do not have standardized meanings under IFRS Accounting Standards, and the methodology by which these measures are calculated may differ from similar measures reported by other companies. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the “Non-GAAP Financial Measures” section of this MD&A for detailed descriptions and reconciliations of the following metrics to their most comparable GAAP equivalents:
•Average realized gold price
•Adjusted earnings & adjusted earnings per share
•Sustaining and non-sustaining capital expenditures
•Free cash flow & free cash flow per share (basic)
•Working capital
•Operating Margin
•Operating cash flow before change in working capital & Operating cash flow before change in working capital per share (basic)
•Operating cash flow per share (basic)
•Cash costs
•Mine-site all-in sustaining costs ("Mine-site AISC")
•All-in sustaining costs ("AISC")

2. Description of Business
Integra is a growing Canadian-based precious metals producer headquartered in Vancouver, BC and is focused on gold mining, mine development and mineral exploration activities in the Great Basin of the Western USA. The Company's principal focus includes operating its Florida Canyon mining operation ("Florida Canyon" or the "Florida Canyon Operation" or the "Florida Canyon Mine") and engaging in exploration and development of its two flagship development-stage heap leach projects: the past producing DeLamar Project ("DeLamar" or "DeLamar Project") in southwestern Idaho, and the Nevada North Project ("Nevada North" or "Nevada North Project") in western Nevada.
Integra has an ongoing initiative to increase its asset base by expanding current Mineral Resource and Reserve Estimates, acquiring, discovering and developing high value precious metal projects, and ultimately operating multiple precious metals

INTEGRA RESOURCES CORP.	5

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 (All amounts are in USD with tabular amounts in thousands of USD)
mines in the Americas. The Company is listed on the TSX Venture Exchange (Symbol: ITR) and on the NYSE-American (Symbol: ITRG).

3. Highlights
The following highlights refer to adjusted earnings, free cash flow, cash costs, AISC, operating cash flow before changes in working capital, operating margin, and treasury assets which are described in more detail in section "10. Non-GAAP Financial Measures" of this MD&A.
Q3 2025
•Mined 2.5M tonnes of ore and 3.4M tonnes of waste at a strip ratio of 1.34 at the Florida Canyon Mine. As a result, mining rates were 27,538 tonnes per day (“tpd”).
•Florida Canyon produced 20,653 gold ounces and sold 20,265 gold ounces at a record average realized price of $3,464 per gold ounce.
•Record quarterly revenue of $70.7 million which exceeded Q2 2025 revenue of $60.6 million.
•Record mine operating earnings of $28.6 million exceeded the $25.2 million in Q2 2025. Operating margin was 40% in Q3 2025 which was in line with the 41% operating margin achieved in Q2 2025.
•Adjusted earnings of $16.3 million, or $0.10 per share, which exceeded the $11.8 million, or $0.07 per share in Q2 2025. Adjustments were largely related to unrealized derivative losses on the debt conversion feature and bullion contracts, deferred tax expenses, and a non-cash adjustment to production costs from the fair value adjustment to inventories recognized upon the acquisition of the Florida Canyon Mine.
•Net loss of $8.2 million, or $0.05 loss per share, compared to net earnings of $10.6 million, or $0.06 earnings per share, in Q2 2025. This loss is largely attributed to $16.9 million in unrealized derivative losses on the debt conversion feature noted above and higher tax expenses in Q3 2025.
•Cash costs averaged $1,876 per gold ounce in Q3 2025, a slight increase from $1,849 in Q2 2025. Year-to-date ("YTD 2025") cash costs of $1,915 per gold ounce were marginally above the Company's guidance range of $1,800 to $1,900 per ounce and are expected to end the year slightly above the upper range of guidance. This increase is primarily due to higher royalties and excise taxes on gold sales from higher than planned metal prices.
•Mine-site all-in sustaining costs (“Mine-site AISC”) averaged $2,647 per gold ounce in Q3 2025, consistent with $2,641 in Q2 2025. YTD 2025 Mine-site AISC of $2,542 per gold ounce remains within the guidance range of $2,450 to $2,550 per ounce, but is also expected to slightly exceed the upper end of guidance by year-end due to elevated royalties and excise taxes.
•Operating cash flow of $35.6 million, increased from $16.3 million, in Q2 2025 largely due to higher metal prices. Operating cash flow before changes in working capital in the quarter was $21.4 million.
•Free cash flow generation was $20.2 million, or $0.12 per share, for the quarter.
•Ended the quarter with cash and cash equivalents of $81.2 million, an increase of 29% from $63.0 million in Q2 2025 resulting from strong operating performance.
•Advancement of the 2025 resource growth drilling program at Florida Canyon. The drilling program marks the first phase of a multi-year growth strategy designed to expand mineral reserves and resources, extend mine life, and enhance the value of Florida Canyon.
•Entered into a Relationship Agreement with the Shoshone-Paiute Tribes of the Duck Valley Indian Reservation (the “Shoshone-Paiute Tribes” or the “Shoshone-Paiute”), establishing a transformative and long-term partnership for the development of the DeLamar Project.
•Completeness determination by the United States Bureau of Land Management (“BLM”) for the updated Mine Plan of Operations (“MPO”) for DeLamar, marking a critical step in permitting, incorporating nearly three years of environmental baseline studies, initial engineering design, and mine plan optimization.

INTEGRA RESOURCES CORP.	6

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 (All amounts are in USD with tabular amounts in thousands of USD)

4. 2025 Guidance
Based on year-to-date performance and expected results for the remainder of the year, Integra remains on track to achieve its 2025 guidance as outlined in the Company’s Q2 2025 MD&A, and provides the following update on mine production and operating costs.
Mine Production
Gold production from the Florida Canyon Mine is expected to be 70,000 to 75,000 ounces in 2025. The Company is planning to mine approximately 13.5M tonnes of ore and 11.2M tonnes of waste for a total of 24.7M tonnes, resulting in a strip ratio of 0.83. The increased strip ratio in 2025 is a result of catching up on stripping postponed in prior years, as well as additional stripping required to access new areas for mining.
Operating costs
The Company’s guidance for the Florida Canyon Mine for the full year are expected at the top end of the guidance ranges at cash costs of $1,800 to $1,900 per ounce and mine site all-in sustaining costs ("Mine-site AISC") of $2,450 to $2,550 per ounce, and are expected to end the year slightly above the upper range of guidance. This increase is primarily due to higher royalties and excise taxes as a result of the increase in realized gold prices since issuing guidance in the second quarter.
Royalties and excise taxes, which constitute a material component of cash costs and Mine-site AISC, are directly impacted by fluctuations in the gold price. At present, a $100 per ounce change in the gold price results in an estimated $7 change to both cash costs and Mine-site AISC.

5. Health, Safety and Environment
Integra experienced zero fatalities and one lost time incident for the first nine months of 2025. The one lost time incident that occurred at Florida Canyon Mine in Q3 2025 ended a 681 day period with no lost time incidents. Also, three MSHA-reportable injuries occurred at Florida Canyon in Q3, which brings the year to date total to seven. The 2025 total recordable incident frequency rate ("TRIFR") at Florida Canyon is 2.39.
Integra recorded five 5 minor reportable environmental spills, incidents, or non compliances for the first nine months of 2025, three of which occurred in the third quarter.

6. Operating Performance
The following operating performance refers to adjusted earnings, adjusted earnings per share (basic), operating cash flow per share (basic), free cash flow, free cash flow per share (basic), cash costs, AISC, and treasury assets which are described in more detail in section "10. Non-GAAP Financial Measures" of this MD&A:

		Three months ended September 30,	Nine months ended September 30,
OPERATIONAL	Unit	2025	2025
Ore mined	kt	2,533	8,629
Ore mined/day	tpd	27,538	31,494
Waste mined	kt	3,399	8,164
Strip ratio	waste/ore	1.34	0.95
Crushed ore to pad	kt	2,003	5,649
Run of mine ore to pad	kt	1,165	3,638
Total placed	kt	3,168	9,287

Gold
Average grade	gpt	0.20	0.22
Recovery	%	60.7%	60.5%
Produced	oz	20,653	58,063
Sold	oz	20,265	57,999

INTEGRA RESOURCES CORP.	7

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 (All amounts are in USD with tabular amounts in thousands of USD)

		Three months ended September 30,	Nine months ended September 30,
FINANCIAL	Unit	2025	2025
Revenue	$ millions	$70.7	$188.8
Cost of sales	$ millions	$(42.1)	$(119.5)
Mine operating earnings	$ millions	$28.6	$69.3
Earnings for the period	$ millions	$(8.2)	$3.4
Earnings per share (basic)	$/share	$(0.05)	$0.02
Adjusted earnings for the period	$ millions	$16.3	$32.5
Adjusted earnings per share (basic)	$ millions	$0.10	$0.19
Operating cash flow	$ millions	$35.6	$67.6
Operating cash flow per share (basic)	$/share	$0.21	$0.40
Free cash flow	$ millions	$20.2	$32.0
Free cash flow per share (basic)	$/share	$0.12	$0.19
Cash costs	$/oz sold	$1,876	$1,915
Mine-site AISC	$/oz sold	$2,647	$2,542

			September 30, 2025
Cash and cash equivalents	$ millions		$81.2
Mine
In Q3 2025 the Company mined 2.5M tonnes of ore from its open pit operations at Florida Canyon, a 18% decrease compared to the 3.1M tonnes mined in Q2 2025. The Company also mined 3.4M tonnes of waste during the quarter, resulting in a strip ratio of 1.34, up from 3.0M tonnes of waste and a strip ratio of 0.96 in Q2 2025. The higher strip ratio in Q3 results from the Company’s stated commitment of reinvestment through increased capitalized waste stripping and ramping up new mining areas, as outlined in its 2025 guidance. Waste mining rates increased in Q3 2025 compared to Q2 2025, due to a provisional adjustment of the mine sequence to overcome dust suppression challenges caused by a temporary water shortage in the dry summer months. The temporary water shortage was caused by a problematic historic water well, which has since been successfully replaced.
YTD 2025, the Company mined a total of 8.6M tonnes of ore and 8.2M tonnes of waste, for a strip ratio of 0.95, which reflects continued waste stripping in higher pits, and increased ROM tonnes placed.
Production
In Q3 2025, the Company produced 20,653 ounces of gold, compared to 18,087 ounces in Q2 2025. The increased production in Q3 was supported by the recovery of gold ounces recently placed on the Phase IIIa heap leach pad and by residual ounces recovered from Phases I and II leach pads and increased solution flow through the leach pads and the new carbon-in-column circuit commissioned in late 2024. During the Q3 2025 construction of the Phase IIIb heap leach pad at Florida Canyon continued, with commissioning expected in fourth quarter 2025.
During YTD 2025 the Company produced 58,063 oz gold, tracking in-line with the annual guidance of 70,000 to 75,000 gold ounces.
Average gold process recoveries were 60.7% in Q3 2025 and 60.5% year-to-date, reflecting a slight improvement from the 60.5% recovery achieved in Q2 2025. Annual recoveries remained in line with expectations.
Sustaining and Non-sustaining Capital
In Q3 2025, the Company invested $15.4 million in sustaining capital, bringing total YTD 2025 spending to $35.6 million. This reflects the Company's ongoing commitment to reinvesting in the mine through new leach pad construction, increased capital stripping, and mobile equipment refurbishments.
The Company also invested $1.8 million in non-sustaining growth capital during the third quarter, bringing total YTD 2025 spending to $2.6 million. This spending was primarily directed toward the growth-focused drilling program at the Florida Canyon Mine discussed further in the Exploration section below.
These expenditures are in line with the Company's 2025 Guidance.

INTEGRA RESOURCES CORP.	8

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 (All amounts are in USD with tabular amounts in thousands of USD)
Cash Costs and Mine-site AISC
Cash costs averaged $1,876 per gold ounce in Q3 2025 and $1,915 per gold ounce for YTD 2025. Mine-site AISC averaged $2,647 per gold ounce in Q3 2025 and $2,542 per gold ounce for YTD 2025.
The Company remains within Mine-site AISC guidance of $2,450 to $2,550 per ounce, but is impacted by higher royalties as a result of the increase in realized gold prices since issuing guidance in the second quarter.
Cash costs and Mine-site AISC are expected to slightly exceed the upper end of guidance by year-end, primarily due to elevated royalty and tax related payments. Royalties and excise taxes, which constitute a material component of cash costs and Mine-site AISC, are directly impacted by fluctuations in the gold price. At present, a $100 per ounce change in the gold price results in an estimated $7 change to both cash costs and Mine-site AISC.
Exploration
In Q3 2025 the Company continued its resource growth-focused drilling program at the Florida Canyon Mine, completing approximately 13,500 meters of reverse circulation and sonic drilling ("RC Drilling") by the end of September. The program, originally planned for approximately 10,000 meters of RC Drilling, was subsequently expanded to 16,000 meters in Q2 2025 due to its initial success. The program is focused on near-mine targets designed to support oxide mineral reserve and resource growth and mine life extension. Drilling is focused on three key areas: (1) evaluating near-surface oxide potential from historical waste areas; (2) expanding in-situ resources between existing open pits; and (3) testing lateral extensions and conducting in-pit infill drilling. The program is specifically designed to support resource and reserve growth and extend mine life at Florida Canyon.
Program expenditures totaled $1.3 million in Q3 and $2.5 million YTD.

7. Development Projects
The MPO for DeLamar Project was submitted for review to the BLM and cooperating Federal and State agencies in early 2025. In a letter dated August 19, 2025, the BLM notified Integra that the MPO met the content requirements at 43 CFR 3809.401(b). and thus was determined to be administratively complete. The BLM, its third-party National Environmental Policy Act ("NEPA") consultant, SWCA Environmental Consultants, and cooperating agencies will now proceed with environmental review of the project (and a range of reasonable alternatives, including a No Action Alternative) in accordance with the NEPA. Concurrently, Integra will work with Federal, state and local regulatory authorities to obtain all necessary permits for mine construction, operations, and reclamation.
In Q3 2025 the Feasibility Study for DeLamar was advanced by completing an optimization exercise and resizing the pit. The final mine design commenced which is to be followed by mine sequencing, production planning and costing. This information will be used to update the metal recovery and economic models. The Feasibility Study is expected to be released in late 2025.
During the quarter the Company also advanced the Nevada North Project (“Nevada North”), which consists of the Wildcat Deposit (“Wildcat”) and the Mountain View Deposit (“Mountain View”). Metallurgical testing continued during Q3 2025 on core from Wildcat, which will gather important data for future economic studies, mine design, and permitting efforts. The environmental analysis for the Wildcat Exploration Plan of Operations ("EPO") is complete, and decision documentation will be complete pending a Memorandum of Agreement with the State Historical Preservation Office and Tribal governments. Once approved, the Wildcat EPO will provide greater flexibility for significantly expanded exploration and drilling campaigns in the future. Hydrogeological drilling at Wildcat, required for future permitting, is anticipated to be completed in Q4 2025 under an existing notice. The Reclamation Permit from Nevada Division of Environmental Protection ("NDEP") Bureau of Mining Regulation and Reclamation ("BMRR") is also in process and anticipated in Q4 2025. At Mountain View, environmental analysis for the EPO is also complete. The Mountain View EPO was posted for a 30-day public comment period (now complete), after which a Final Environmental Assessment will be published in Q4 2025 (with no public comment period). The NDEP BMRR Reclamation Permit is anticipated on a similar approval timeframe. Once approved, the Mountain View EPO will provide greater flexibility for significantly expanded exploration and drilling campaigns in the future. Integra expects to begin work on an updated technical report for Nevada North in 2026 with a target release date in early 2027.
In Q3 2025, External Affairs activities included extensive site visits to the Company’s development projects in Idaho and Nevada, as well as participation from all sites in various stakeholder engagement initiatives and events during the summer months. Integra continued bi-weekly agency engagement for its projects in Idaho and Nevada, and met with additional agency personnel at state and federal levels regarding various permitting milestones.

INTEGRA RESOURCES CORP.	9

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 (All amounts are in USD with tabular amounts in thousands of USD)
Notable advancements in Tribal Nation engagement during the quarter included the signing of a life-of-mine Relationship Agreement (the "Agreement") between Integra and the Shoshone-Paiute, whose aboriginal territories span the tri-state area of Idaho, Nevada, and Oregon. The Agreement establishes a transformative and long-term partnership for the development of DeLamar on Shoshone-Paiute Traditional Homelands, which aligns interests across several key measures, including economic opportunities, environmental protection, cultural recognition, and social performance. The Agreement provides Integra and the Shoshone-Paiute a framework to guide a mutually beneficial long-term relationship over the life of mine at DeLamar.

8. Financial Performance
Net earnings
During the three and nine months ended September 30, 2025, net losses were $8.2 million and net earnings were $3.4 million, respectively, compared to net losses of $6.8 million and $19.0 million for the same periods in 2024. The net loss in Q3 2025 was primarily driven by the non-cash unrealized derivative loss on the conversion feature of the convertible debt facility, partially offset by higher gold sales at higher average realized prices while the comparative period loss reflects the Company's results prior to the acquisition of the Florida Canyon Mine on November 8, 2024 (the "Florida Canyon Acquisition").
Net earnings in YTD 2025, compared to net losses in 2024, primarily reflect the inclusion of operating results from the Florida Canyon Mine. Current taxes in Q3 2025 relate to taxes payable on current period operations.
The table below summarizes the differences in net earnings for the three and nine months ended September 30, 2025, compared to the corresponding periods in 2024:

	Three months	Nine months	Note
Net loss, period ended September 30, 2024	$(6,761)	$(19,031)
Revenue	70,678	188,775	1
Production costs, and royalties and excise taxes	(37,906)	(108,604)
Depreciation	(4,188)	(10,893)
Cost of sales	$(42,094)	$(119,497)	2
Mine operating earnings	$28,584	$69,278
Increased derivative losses	(17,764)	(23,115)	3
Increased income tax expense	(9,642)	(18,013)	4
Increased other expense	(595)	(3,828)	5
Increased interest and finance expense	(1,678)	(3,217)	6
Increased general and administrative expenses	(75)	(1,262)	7
Increased interest income	631	1,582
Other	(890)	1,041
Net earnings, period ended September 30, 2025	$(8,190)	$3,435
1)Revenue
In Q3 2025 the Company sold 20,265 ounces of gold at average realized prices of $3,464 per ounce of gold generating record revenue of $70.7 million, compared to 18,194 ounces at average realized prices of $3,332 per ounce in Q2 2025, resulting in revenues of $61.1 million.
In YTD 2025 the Company sold 57,999 ounces of gold at average realized prices of $3,228 per ounce of gold, generating revenue of $188.8 million. There are no revenues in the comparable 2024 period, which reflects the period before the Florida Canyon Acquisition.
2)Cost of sales
In Q3 2025 cost of sales were $42.1 million, compared to $35.9 million in Q2 2025. This increase is primarily driven by higher ounces sold in the quarter.
YTD 2025 cost of sales were $119.5 million, with no production costs in the YTD period of 2024, prior to the Florida Canyon Acquisition.

INTEGRA RESOURCES CORP.	10

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 (All amounts are in USD with tabular amounts in thousands of USD)
3)Derivative losses
In Q3 2025, derivative losses were $17.7 million, compared to $nil in Q3 2024. In YTD 2025, derivative losses were $22.7 million, a $23.1 million increase from gains of $0.4 million in YTD 2024.
In both the quarterly and year-to-date periods, this increase was driven primarily by unrealized losses on the derivative conversion feature of the convertible debt facility. The increased loss was driven by the increased rise in Integra's share price in relation to the comparable period. Additionally, the Company recorded $0.2 million and $0.8 million in unrealized and realized losses, respectively, on bullion contracts held under its price protection program, driven by the increase in gold prices during 2025.
4)Income tax expense
In Q3 2025 income tax expense was $9.6 million, compared to $4.9 million in Q2 2025. Accelerated depreciation resulted in reduced future tax deductions which more than offset the reduction in current taxes in Q3 2025.
YTD 2025 income tax expense was $18.0 million, with no tax expense in the YTD period of 2024 where the Company's focus was exploration and development.
5)Other expense (income)
The Company recorded other expenses of $0.4 million in Q3 2025 as a result of a $0.2 million loss on disposal of a piece of mobile equipment damaged in a fire, and $0.2 million in expense recorded from the change in estimated reclamation provision at an inactive property. In YTD 2025, other expenses totaled $3.5 million, comprised largely of $2.1 million in transaction and integration costs, and $1.0 million in non-deductible tax penalties at Florida Canyon. The transaction costs in YTD 2025 are primarily related to integration costs resulting from the Florida Canyon Acquisition.
6)Interest and finance expense
The Company recognized interest and finance expense of $2.4 million in Q3 2025, an increase of $1.7 million compared to the $0.8 million expenses incurred in Q3 2024. YTD 2025 saw interest and finance expenses of $5.4 million, an increase of $3.2 million compared to the $2.2 million incurred in YTD 2024.
In both the quarterly and year-to-date periods, the increases were primarily driven by increased reclamation accretion and lease interest expenses, resulting from leases and accretion reclamation obligations acquired from the Florida Canyon Mine.
7)General and administrative ("G&A") expenses
In Q3 2025 G&A expenses amounted to $2.6 million, which is comparable to the $2.5 million recorded in Q3 2024. YTD 2025 G&A expenses totaled $7.5 million, an increase of $1.3 million from the $6.2 million recorded in the comparable 2024 period, primarily from higher compensation and benefits, largely due to expanded staffing requirements, slightly offset by decreases to professional fees.
Statement of Cash Flows
1)Operating activities
Cash flows provided by operations in Q3 2025 totaled $35.6 million, an increase of $41.0 million compared to the $5.4 million utilized in Q3 2024.
Cash flows generated by operations YTD 2025 totaled $67.6 million, a $85.0 million increase compared to $17.4 million cash utilized in the comparable 2024 period.
In both the quarterly and year-to-date periods, the increase in cash flows is provided by the Florida Canyon Acquisition.
2)Investing activities
Investing activities utilized $14.7 million of cash in Q3 2025, a $19.3 million increase from $4.6 million utilized in Q3 2024. This increase was due to a $15.0 million increase in payments for mineral property, plant, and equipment, partially offset by decreased proceeds from the sale of net smelter royalty of $4.9 million in Q3 2024 to a subsidiary of Wheaton Precious Metals Corp ("Wheaton").
YTD 2025 investing activities utilized $31.4 million of cash, an $40.1 million increase compared to the $8.7 million generated in the comparable 2024 period. This was primarily due to a $31.4 million increase in payments for mineral

INTEGRA RESOURCES CORP.	11

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 (All amounts are in USD with tabular amounts in thousands of USD)
properties, plant and equipment, and $9.8 million in proceeds received from the sale of net smelter royalties in 2024 to Wheaton.
3)Financing activities
Financing activities used $2.5 million of cash in Q3 2025, compared to $0.5 million in outflows in Q3 2024. The difference is primarily due to $2.1 million increased lease repayments due to leases acquired as part of the purchase of the Florida Canyon Mine.
YTD 2025 financing activities utilized $7.6 million of cash, compared to $9.1 million generated during the comparable 2024 period. This change is mainly attributed to the $6.3 million increase in lease payments from acquired from Florida Canyon Mine, plus $9.5 million generated from equity financings in 2024.

9. Liquidity and Capital Position

Liquidity and Capital Measures	Sep 30, 2025	Dec 31, 2024	Change
Cash and cash equivalents	$81,192	$52,190	$29,002
Working capital (1)	$46,548	$64,403	$(17,855)
Working capital excluding derivatives (2)	$70,872	$66,463	$4,409
(1)Working capital, calculated as current assets less current liabilities, is a non-GAAP measure. Please refer to "10. Non-GAAP Financial Measures" section of the MD&A.
(2)Working capital, calculated as current assets less current liabilities, excluding derivative assets and liabilities, is a non-GAAP measure. Please refer to "10. Non-GAAP Financial Measures" section of the MD&A.
During the period ended September 30, 2025, the Company's working capital excluding derivatives increased by $4.4 million. The increase was driven primarily by a $29.0 million increase in cash from strong operational results, offset partially by a reduction in inventories and an increase in accounts payable.
To ensure alignment with its capital needs, the Company develops annual budgets. These budgets are regularly reviewed and incorporate estimated production, exploration efforts, financing availability, and industry conditions.
Outstanding Share and Option Amounts
As at September 30, 2025, the Company had approximately 3.5 million stock options outstanding (each exercisable for one common share of the Company), with exercise prices in the range of CAD $1.37 to CAD $11.78 and a weighted average life of 3.3 years. Approximately 1.2 million of the stock options were vested and exercisable at September 30, 2025, with an average weighted exercise price of CAD $4.00 per share.
The following table sets out the common shares and options outstanding as at the date of this MD&A:

Outstanding as at November 12, 2025
Common Shares	169,305,206
Options(1)	3,326,633
Restricted Share Units	2,017,288
Deferred Share Units	943,019
Warrants	7,740,874
183,333,020
(1)3,313,644 options are exercisable for one share and 278,298 options are exercisable for 0.0467 shares of the Company, respectively.

INTEGRA RESOURCES CORP.	12

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 (All amounts are in USD with tabular amounts in thousands of USD)

10. Non-GAAP Financial Measures
Management believes that the following non-GAAP financial measures will enable certain investors to better evaluate the Company's performance, liquidity, and ability to generate cash flow. These measures do not have any standardized definition under IFRS Accounting Standards, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Other companies may calculate these measures differently.
Average realized gold price
Average realized gold price per ounce is calculated by dividing the Company’s gross revenue from gold sales for the relevant period by the gold ounces sold, respectively. The Company believes the measure is useful in understanding the gold prices realized by the Company throughout the period. The following table reconciles revenue and gold sold during the period with average realized prices:

	Three months ended September 30,	Nine months ended September 30,
	2025	2025
Gold revenue	$70,199	$187,249
Gold ounces sold during the period	20,265	57,999
Average realized gold price (per oz sold)	$3,464	$3,228
Capital expenditures
Capital expenditures are classified into sustaining capital expenditures or non-sustaining capital expenditures depending on the nature of the expenditure. Sustaining capital expenditures are those required to support current production levels. Non-sustaining capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase production or extend mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of AISC.
The following table reconciles payments for mineral properties, plant and equipment, and equipment leases to sustaining and non-sustaining capital expenditures:

	Three months ended September 30,	Nine months ended September 30,
	2025	2025
Payments for mineral properties, plant and equipment	$15,097	$31,886
Payments for equipment leases	2,027	6,268
Total capital expenditures	17,124	38,154
Less: Non-sustaining capital expenditures	(1,756)	(2,573)
Sustaining capital expenditures	$15,368	$35,581
Free cash flow
Free cash flow, a non-GAAP financial metric, subtracts sustaining capital expenditures from net cash provided by operating activities, serving as a valuable indicator of our capacity to generate cash from operations post-sustaining capital investments. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS Accounting Standard measure:

	Three months ended September 30,	Nine months ended September 30,
	2025	2025
Operating cash flow	$35,557	$67,594
Less: sustaining capital expenditures	(15,368)	(35,581)
Free cash flow	$20,189	$32,013
Free cash flow per share (basic)	$0.12	$0.19
Weighted average shares outstanding (basic)	169,007	168,882

INTEGRA RESOURCES CORP.	13

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 (All amounts are in USD with tabular amounts in thousands of USD)
Working capital
Working capital is calculated as current assets less current liabilities. The Company uses this measure to assess its operational efficiency and short-term financial position.
Working capital excluding derivatives
Working capital excluding derivatives is calculated as current assets less current liabilities, excluding derivative assets and liabilities. The Company uses this measure to assess its operational efficiency and short-term financial position, excluding the effects of periodic revaluation of derivative instruments.
Operating margin
Operating margin is calculated as mine operating earnings divided by revenue. The Company uses Operating Margin as a measure of the Company's profitability. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS Accounting Standard measure:

	Three months ended September 30,	Nine months ended September 30,
	2025	2025
Revenue	$70,678	$188,775
Mine operating earnings	28,584	69,278
Operating margin	40%	37%
Operating cash flow before change in working capital
The Company uses operating cash flow before change in working capital to determine the Company’s ability to generate cash flow from operations, and it is calculated by adding back the change in working capital to operating cash flow as reported in the consolidated statements of cash flows.

	Three months ended September 30,	Nine months ended September 30,
	2025	2025
Operating cash flow	$35,557	$67,594
Add: change in working capital	(14,123)	(17,258)
Operating cash flow before change in working capital	$21,434	$50,336
Operating cash flow per share (basic)	$0.21	$0.40
Operating cash flow before change in working capital per share (basic)	$0.13	$0.30
Weighted average shares outstanding (basic)	169,007	168,882

INTEGRA RESOURCES CORP.	14

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 (All amounts are in USD with tabular amounts in thousands of USD)
Cash costs and AISC
Cash costs are a non-GAAP financial metric which includes production costs, and government royalties. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on a site basis.
All-in sustaining costs, a non-GAAP financial measure, starts with cash costs and includes general and administrative costs, reclamation accretion expense and sustaining capital expenditures. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on an overall company basis.
Cash costs and AISC are calculated as follows:

	Three months ended September 30,	Nine months ended September 30,
	2025	2025
Production costs	$33,450	$96,231
Royalties and excise taxes	4,456	12,373
Fair value adjustment to production costs on sale of acquired inventories (1)	585	3,970
Less: Silver revenue	(479)	(1,526)
Total cash costs	38,012	111,048
Reclamation accretion expense	261	828
Sustaining capital expenditures	15,368	35,581
Mine-site AISC	$53,641	$147,457
General and administrative expenses	1,893	5,429
Share-based compensation	510	1,471
Total AISC	$56,044	$154,357
Gold ounces sold (oz)	20,265	57,999
Cash costs (per Au sold)	$1,876	$1,915
Mine-site AISC (per Au sold)	$2,647	$2,542
AISC (per Au sold)	$2,766	$2,661
(1)This non-cash adjustment to production costs for the three and nine months ended September 30, 2025, results from the fair value adjustment to inventories recognized upon the acquisition of the Florida Canyon Mine.
Adjusted earnings
Adjusted earnings and adjusted basic earnings per share (collectively, "Adjusted Earnings") are presented to remove items that are unrelated to ongoing operations. These metrics do not have a standardized definition under IFRS Accounting Standards and should not be considered as a substitute for results prepared in accordance with IFRS Accounting Standards. Other companies may calculate Adjusted Earnings differently. Adjusted Earnings excludes the tax-effected impact of transaction and integration costs, unrealized gains and losses on foreign currency derivative contracts, gains or losses from the disposal of mineral properties, plant and equipment, and deferred taxes.

	Three months ended September 30,	Nine months ended September 30,
	2025	2025
Net earnings	$(8,190)	$3,435
Increase (decrease) due to:
Transaction and integration costs	14	2,145
Fair value adjustment to production costs on sale of acquired inventories (1)	(585)	(3,970)
Unrealized losses on derivatives	16,923	21,894
Mineral properties, plant and equipment losses	215	266
Deferred tax expense	7,889	8,702
Adjusted earnings	$16,266	$32,472
Weighted average shares outstanding (in 000's) Basic	169,007	168,882
Adjusted basic earnings per share	$0.10	$0.19
(1)This non-cash adjustment to production costs for the three and nine months ended September 30, 2025, results from the fair value adjustment to inventories recognized upon the acquisition of the Florida Canyon Mine.

INTEGRA RESOURCES CORP.	15

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 (All amounts are in USD with tabular amounts in thousands of USD)

11. Review of Quarterly Results
The following table sets out selected quarterly results over a period encompassing the most recently completed eight quarters. The most significant factors affecting results in the quarters presented were the Company's acquisition of the Florida Canyon Mine in Q4 2024.

	Quarter Ended
	Q3 2025	Q2 2025	Q1 2025	Q4 2024
Revenue	$70,678	$61,072	$57,025	$30,350
Mine operating earnings	$28,584	$25,210	$15,484	$5,374
Earnings for the period	$(8,190)	$10,642	$983	$(9,501)
Earnings per common share - basic	$(0.05)	$0.06	$0.01	$(0.10)
Earnings per common share - diluted	$(0.05)	$0.06	$0.01	$(0.10)

	Quarter Ended
	Q3 2024	Q2 2024	Q1 2024	Q4 2023
Revenue	$-	$-	$-	$-
Mine operating earnings	$-	$-	$-	$-
Earnings for the period	$(6,761)	$(6,776)	$(5,495)	$(7,100)
Earnings per common share - basic	$(0.08)	$(0.07)	$(0.08)	$(0.10)
Earnings per common share - diluted	$(0.08)	$(0.07)	$(0.08)	$(0.10)

12. Related Party Transactions
The Company’s related parties include its subsidiaries, and key management personnel, which primarily consists of short-term employee benefits and share-based compensation. There were no transactions with related parties outside of the ordinary course of business during the nine months ended September 30, 2025.

13. Risks and Uncertainties
The Company is subject to a number of risks and uncertainties due to the nature of its business. The Company operates an operating gold mine and is subject to the risks and uncertainties related to Florida Canyon Mine. In addition, the Company’s exploration activities expose it to various financial and operational risks that could have a significant impact on its level of operating cash flows in the future.
Readers are advised to study and consider risk factors disclosed in the Company’s Annual Information Form for the fiscal year ended December 31, 2024, dated March 26, 2025 and available under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca or EDGAR at www.sec.gov.

14. Material Accounting Policies, Standards and Judgements
Application of New and Revised Accounting Standards
Presentation of Financial Statements (Amendments to IAS 1)
We have adopted the amendments to IAS 1 Presentation of Financial Statements regarding the classification of liabilities as current or non-current based on contractual rights that are in existence at the end of the reporting period and affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be compiled with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. These amendments did not have a material impact on the Company.

INTEGRA RESOURCES CORP.	16

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 (All amounts are in USD with tabular amounts in thousands of USD)
Accounting Standards Issued but Not Yet Applied
Presentation and Disclosure in Financial Statements (IFRS 18)
IFRS 18 has been issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, mainly the income statement where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. IFRS 18 will require management-defined performance measures to be explained and included in a separate note within the consolidated financial statement. The standard is effective for financial statements beginning on January 1, 2027, including interim financial statements and requires retrospective application. The Company is currently assessing the impact of this amendment.
There are no other standards or amendments or interpretations to existing standards issued but not yet effective that are expected to have a material impact on the Company.

15. Disclosure and Internal Control Procedures
Management is responsible for establishing and maintaining effective internal control over financial reporting and disclosure controls and procedures as defined in our 2024 annual MD&A.
The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS Accounting Standards. Disclosure controls and procedures are designed to provide reasonable assurance that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company.
Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
There were no changes in the Company’s internal control over financial reporting and disclosure controls and procedures during the three and nine months ended September 30, 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
The Company's management, at the direction of the CEO and CFO, will continue to assess the effectiveness of the Company's internal control over financial reporting and disclosure controls and procedures, and may make modifications if required.

INTEGRA RESOURCES CORP.	17